# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Province of Santa Fe, Rosario, Argentina (C1), 2000
Date of event which requires filing of this statement: 11/10/2025
Amends the filing with accession number 0001641172-25-022808
Filed by CIK 0002080636
Persons authorized to receive notices and communications: Noah Kolatch, 930 Sylvan Avenue, Suite 140, Englewood Cliffs, New Jersey (NJ), 07632, (786) 688-2201; Greg Kramer, Haynes and Boone, LLP, 30 Rockefeller Plaza, 22nd Floor, New York, New York (NY), 10112, (212) 835-4819

## Reporting persons
- Jasper Lake Ventures One LLC (CIK 0002080636): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,487,972; sole dispositive power 0; shared dispositive power 8,487,972; aggregate amount beneficially owned 8,487,972 (11.9% of the class)
  Comment: The number of shares in rows 8, 10 and 11 consists of 397,000 Ordinary Shares held by Jasper Lake as of the filing of this Schedule 13D plus the Ordinary Shares issuable upon the conversion of the Notes held by Jasper Lake. The percentage set forth in Row 13 is calculated based on (i) 63,228,239 Ordinary Shares of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's annual report on Form 20-F filed with the Commission on November 10, 2025, plus (ii) 8,090,972 Ordinary Shares issuable upon the conversion of the Note, which is convertible within 60 days of this Schedule 13D.
- Noah Kolatch: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 8,487,972; sole dispositive power 0; shared dispositive power 8,487,972; aggregate amount beneficially owned 8,487,972 (11.9% of the class)
  Comment: The number of shares in Rows 8, 10 and 11 consists of 397,000 Ordinary Shares held by Jasper Lake as of the filing of this Schedule 13D plus the Ordinary Shares issuable upon the conversion of the Notes held by Jasper Lake. The percentage set forth in Row 13 is calculated based on (i) 63,228,239 Ordinary Shares of the Issuer outstanding as of June 30, 2025, as reported in the Issuer's annual report on Form 20-F filed with the Commission on November 10, 2025, plus (ii) 8,090,972 Ordinary Shares issuable upon the conversion of the Notes, which is convertible within 60 days of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Province of Santa Fe, Rosario, Argentina (C1), 2000
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed by the undersigned, pursuant to ss.240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 8, 2025 (as amended on September 30, 2025, the "Schedule 13D"), with respect to the ordinary shares, $0.0001 par value (the "Ordinary Shares"), of Bioceres Crop Solutions, Corp. (the "Issuer"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Jasper Lake is principally engaged in investing. Noah Kolatch is a principal of Jasper Lake. As a result, Mr. Kolatch may be deemed to share voting and dispositive power with respect to the securities of Issuer held by Jasper Lake. Voting and investment decisions with respect to securities held by Jasper Lake are made by the managers of Jasper Lake. Each of the Reporting Persons may also serve as general partner, principal or manager of certain other entities engaged in the purchasing, holding, and selling of securities for investment purposes.

## Item 4. Purpose of Transaction
Purpose of transaction:
On November 10, 2025, Jasper Lake, through counsel, delivered a notice of acceleration to the Issuer, which, among other things, declared all of the Issuer's outstanding obligations under Notes immediately due and payable in full. Such amount due to Jasper Lake by the Issuer, as of November 10, 2025, is $48,515,168.82. Interest at the default rate shall continue to accrue until the Notes are repaid in full.

On November 11, 2025, Jasper Lake, among other holders of the Company's notes, commenced a lawsuit against the Issuer and certain of its subsidiaries and affiliates for the payment in full of the Notes captioned Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp., Liminality Partners LP and Solel-Bioceres SPV, LP vs. Bioceres Crop Solutions Corp., et al in the Supreme Court of the State of New York, County of New York.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Items 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference.

The percentages set forth herein are calculated based on (i) 63,228,239 Ordinary Shares of the Issuer outstanding as June 30, 2025, as reported in the Issuer's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on November 10, 2025, plus (ii) 8,090,972 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes
Number of shares as to which each person has sole or shared power to vote or dispose:
As of November 10, 2025, the Reporting Persons held or had a right to receive an aggregate of 8,487,972 Ordinary Shares of the Issuer, which constitutes approximately 11.9% of the outstanding Ordinary Shares of the Issuer.

Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.

Mr. Kolatch as a principal of Jasper Lake may be deemed to exercise voting and investment power over the Ordinary Shares directly held by Jasper Lake (including Ordinary Shares into which the Note may be converted).

Mr. Kolatch disclaims beneficial ownership over all securities beneficially owned by Jasper Lake, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Amendment shall not be deemed an admission that Mr. Kolatch is the beneficial owner of such securities for any other purpose.
Transactions in the class effected during the past sixty days: No transactions in the Ordinary Shares or securities convertible into, exercisable for, or exchangeable for Ordinary Shares were effected during the past sixty days by the Reporting Persons

## Signatures
- Jasper Lake Ventures One LLC: /s/ Noah Kolatch, Noah Kolatch, Authorized Signatory (11/12/2025)
- Noah Kolatch: /s/ Noah Kolatch, Noah Kolatch (11/12/2025)